LORD ABBETT SPECIAL SITUATIONS INCOME FUND

90 Hudson Street
Jersey City, NJ 07302

June 7, 2021

VIA EDGAR

Ms. Deborah L. O’Neal
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Lord Abbett Special Situations Income Fund (the “Fund”)
File No. 333-255294; 811-23655

Dear Ms. O’Neal,

Reference is made to the initial registration statement on Form N-2 (the “Registration Statement”) filed on April 16, 2021 with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on behalf of the Fund.

This letter responds to comments you provided in your letter dated May 12, 2021 regarding the Registration Statement. Pre-Effective Amendment No. 1 to the Registration Statement, which is expected to be filed with the Commission on or about June 21, 2021 (the “Amendment”), will reflect the changes made in response to your comments.

Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.

1.         Please tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials. (See, Rule 163B under the Securities Act of 1933 (“Securities Act”)).

Response: We have not presented any test-the-water materials to potential investors in connection with this offering.

COVER PAGE

2.         We note that the cover page is four pages long. Please consider revising the disclosure so that the cover page does not exceed two pages.

Response: The disclosure will be revised as requested.

Investment Strategy

3.         In the Investment Strategy section the disclosure states, “The Fund may invest at every level of the capital structure, in securities across developed and emerging markets, in ‘stressed’ securities and in special situations.” The Fund has “special situations” in its name; therefore, please state a policy of investing at least 80% of the Fund’s assets in securities of issuers that the Fund deems to be “special situations.” See, Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (the “Investment Company Act”).

Response: The Fund believes the term “special situations” as used in the Fund’s name denotes an investment strategy rather than a type of security, and therefore the Fund is not required to adopt a Rule 35d-1 policy with respect to the term “Special Situations.” The Fund further maintains that the use of the term within the Fund’s name is not materially deceptive or misleading and therefore does not violate Section 35(d) of the 1940 Act. The Fund observes that the adopting release for Rule 35d-1 states that “[Rule 35d-1] does not apply to fund names that incorporate terms such as “growth” and “value” that connote types of investment strategies as opposed to types of investments.” The Fund believes that “special situation” investing is an investment style and that the phrase “special situation” does not connote a type of investment within the meaning of Rule 35d-1. For example, the Fund may invest in a wide variety of types of investments in effecting its investment strategy, which is disclosed in the Fund’s prospectus as follows:

“[T]he Fund has flexibility to allocate its capital among a broad range of asset classes and sectors, including corporate, sovereign, municipal, and structured products. The Fund will invest its assets in bonds, loans and other fixed income instruments and derivative instruments intended to provide economic exposure to such securities. The Fund may invest at every level of the capital structure, in securities across developed and emerging markets, in “stressed” securities and in special situations.”

The Fund also respectfully submits that other registrants have included terms such as “special situation” in their series’ names without adopting a Rule 35d-1 policy with respect to special situations.

4.         It appears that the Fund may hold a significant amount of covenant-lite loans. If so, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Response: The Fund will revise its disclosure as requested by adding language under “Loans, Participations, and Assignments Risk” as follows:

“Some of the loans in which the Fund may invest or to which the Fund may gain exposure through its investments in collateralized debt obligations (CDOs), collateralized loan obligations (CLOs) or other types of structured securities may be covenant-lite loans, which contain fewer or less restrictive constraints on the borrower than certain other types of loans. Covenant-lite loans generally do not include terms which allow the lender to monitor the performance of the borrower and declare a default or force a borrower into bankruptcy restructuring if certain criteria are breached. Under such loans, lenders typically must rely on covenants that restrict a company from incurring additional debt or engaging in certain actions. Such covenants can only be breached by an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition.

Accordingly, the Fund may have fewer rights against a borrower when it invests in or has exposure to such loans and, accordingly, may have a greater risk of loss on such investments as compared to investments in or exposure to loans with additional or more conventional covenants.”

Interval Fund/Repurchase Offers

5.         On page 3, add this disclosure as the last bullet: “An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.”

Response: The requested disclosure will be added, modified to reflect that Lord Abbett will pay the offering expenses of the Fund and investors will not bear offering expenses.

PROSPECTUS SUMMARY

Investment Objective

6.         If the Fund’s investment objective may be changed without a shareholder vote, please say so. Please also describe the Fund’s fundamental policies. See Item 8.2. of Form N-2.

Response: The Fund will revise its disclosure to specifically state that the Fund’s investment objective may be changed without a shareholder vote as follows:

The Fund’s investment objective is non-fundamental and may be changed by a vote of the Fund’s Board, without shareholder approval. Other policies and investment strategies may also be changed without a shareholder vote. Fundamental investment restrictions contained in the SAI may not be changed without shareholder approval. For more information about the Fund’s fundamental investment restrictions, please see page [ ] of the SAI.

In addition, the Fund notes that it currently discloses in its prospectus that it has adopted a fundamental policy to make quarterly repurchase offers between 5% and 25% of its outstanding shares on pages 2 and 7 of the prospectus.

Investment Strategies

7.         The disclosure in this sub-section states, “The Fund intends to be optimally (emphasis added) positioned across asset classes, sectors and capital structure, without any explicit duration target or liquidity limitations, in order to maximize exposure to favored (emphasis added) industries and sectors, identify the strongest candidates within those industries or sectors, and select securities the Fund believes present the best risk/reward profiles.” Elaborate on how the Fund will be “optimally” positioned and identify “favored” industries and sectors along with corresponding risk disclosure.…”

Response: In response to this comment, the Fund will revise the referenced disclosure as follows:

The Fund ~~intends to be optimally positioned across~~may invest in a wide variety of asset classes, sectors and capital structures, without any explicit duration target or liquidity limitations, in order to maximize exposure to ~~favored~~ industries and sectors identified by the Adviser as having the best risk/reward profiles, identify what the Adviser believes are the strongest candidates within those industries or sectors for investment, and select securities the Fund believes present the best risk/reward profiles within that industry or sector.

8.         Please disclose how the Fund will determine whether a country is an “emerging market.”

Response: The Fund respectfully declines to add the requested disclosure as it does not focus its investments in emerging markets as represented by the following disclosure under “Investment Strategies,” nor does it have a target percentage for emerging market investments.

The Fund may invest at every level of the capital structure, in securities across developed and emerging markets, in “stressed” securities and in special situations.

Please note, however, that because the Fund is permitted to invest in emerging market securities, it has included emerging markets risk disclosure. See “Foreign and Emerging Market Company Risk.”

9.         Confirm that the Fund does not intend to issue preferred shares within one year from the effective date of the registration statement. Otherwise, please state that the Fund does intend to do so, and provide appropriate fee table disclosure (e.g., estimated dividend expense of preferred shares).

Response: The Fund supplementally confirms that it does not intend to issue preferred shares within one year from the effective date of the registration statement.

Investment Process

10.       We note that “The Fund’s investment team may also consider environmental, social, and governance (ESG) factors in investment decisions.” Please disclose the Fund’s definition of ESG and its specific ESG area(s) of consideration.

Response: The Fund respectfully submits that to the extent that ESG factors are considered, they would represent only part of the overall evaluation of investment opportunities available to the Fund. The Fund does not focus its analysis on any particular ESG area of consideration and does not specifically seek out issuers with “ESG characteristics,” but rather considers ESG factors where relevant or material, among other material factors, in the context of a particular investment opportunity. In particular, portfolio managers for the Fund consider the expected return potential as presented by ESG factors against associated ESG risk for every security. Investments with any level of ESG risk could be acquired, depending on the other attributes of the potential investment opportunity under consideration. In response to the staff’s comments, however, the referenced disclosure has been revised as follows:

The investment team may also consider the risks and return potential presented by environmental, social, and governance (ESG) factors in investment decisions.

11.       The Fund should also describe the criteria it uses in determining what issuers it considers to have ESG characteristics, consistent with its chosen ESG definition/focus. Please also disclose more explicitly: (1) whether the Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments; and (2) whether ESG is the exclusive factor considered, or whether it is one of several factors.

Response: For the reasons explained in its response to Item 10 above, the Fund respectfully declines to make the requested disclosure changes.

Principal Risks of the Fund

Interest Rate Risk

12.       The disclosure on page 9 states, “The Fund may invest in any level of the capital structure of an issuer, including by investing in any class or tranche of mortgage-backed or asset-backed instruments. The rate of interest on an income-producing instrument may be fixed, floating, or variable.” Please clarify that interest rate risk differs for fixed and floating rate instruments. In doing so, consider adding a risk factor related to floating/adjustable interest rate risk (e.g., risk of increased defaults if interest rates rise).

Response: The requested disclosure will be added.

Foreign and Emerging Market Company

13.       Please disclose the risks associated with (i) obtaining or enforcing a court judgement abroad; (ii) restrictions on foreign investment in other jurisdictions; and (iii) difficulties in effecting repatriation of capital. See Guide 9 of Form N-2.

Response: The Fund respectfully submits that the risks disclosed in the section “Principal Risks of the Fund,” under “Foreign and Emerging Market Company Risk” and “Non-U.S. Government and Supranational Debt Securities Risk” address the risks raised by the staff’s comment.

SUMMARY OF FUND EXPENSES

14.       The disclosure on page 2 of the Cover Page states, “The Fund may opportunistically add leverage to its portfolio by utilizing instruments such as reverse repurchase agreements, credit default swaps, dollar rolls or borrowings, such as through bank loans or commercial paper and/or other credit facilities. The Fund may also enter into other transactions that may give rise to a form of leverage. Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio.” Confirm that the Fund does not intend to incur leverage during the first year. If the Fund does intend to incur leverage, please include an estimate for costs associated with leverage such as interest payments on borrowed funds.

Response: The Fund supplementally confirms that it does not intend to incur leverage during its first year of operations.

15.       The Investment Strategies section discloses that the Fund “may engage in short sales.” Confirm dividend and interest expense related to short sales will be included in the fee table.

Response: The Fund supplementally confirms that it does not intend to engage in short sales during its first year of operations.

16.       Please include the offering expenses in the fee table and disclose how such expenses will be amortized and over what period.

Response: The requested disclosure will be added.

17.       Confirm that the fee waiver and/or expense reimbursement will be effective for at least one year from the effectiveness date of the registration statement. If the investment adviser is able to recoup waived fees, disclose the terms and conditions of the recoupment.

Response: The Fund supplementally confirms that the fee waiver and/or expense reimbursement will be effective for at least one year from the effectiveness date of the registration statement and that the investment adviser is not able to recoup waived fees.

Principal Risks of the Fund

Loans, Participations and Assignments Risk

18.       Please disclose the risk that bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

Response: The requested disclosure will be added.

DISTRIBUTIONS

19.       Many investors may not fully understand a return of capital. Please clarify in the prospectus that: Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the fund is net profit.

Response: The requested disclosure will be added.

20.       Please supplementally describe what circumstances might cause the Board to change the distribution policy.

Response: The Fund currently intends to distribute substantially all of its net investment income to shareholders in the form of dividends. The Fund intends to declare income dividends daily and distribute them monthly to shareholders of record. In addition, the Fund intends to distribute any net capital gains it earns from the sale of portfolio securities to shareholders no less frequently than annually. The Board does not currently anticipate changing the fund’s distribution policy but may determine to change such policy under circumstances where the change is in the best interest of the Fund and its shareholders.

STATEMENT OF ADDITIONAL INFORMATION

21.       On page 3-1, the disclosure describes the Fund’s fundamental policy with respect to repurchase offers. Please describe any circumstances in which the Fund may postpone or fail to make a repurchase offer.

Response: The Fund will revise its disclosure to state as follows:

Under Rule 23c-3, the Fund may suspend or postpone a repurchase offer only: (i) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Internal Revenue Code; (ii) for any period during which the NYSE or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

22.       In the Investment Restrictions sub-section on page 3-1, please disclose any fundamental policy of the Fund with respect to short sales, purchases on margin, and the writing of put and call options. See, Item 17.2.b of Form N-2.

Response: The Fund does not have a fundamental policy with respect to short sales, purchases on margin, or the writing of put and call options and may engage in such activities to the maximum extent permitted by the 1940 Act and any exemptive order or other relief issued by the SEC.

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Please call me at (201) 827-2966 if you have any questions or wish to discuss our comments.

Sincerely,

/s/ Pamela P. Chen
Pamela P. Chen
Vice President and Assistant Secretary
Lord Abbett Special Situations Income Fund